ROBINS, KAPLAN, MILLER & CIRESI L.L.P.
Attorneys at Law
2800 LaSalle Plaza
800 LaSalle Avenue
Minneapolis, Minnesota 55402-2015
Telephone (612) 349-8500
Facsimile (612) 339-4181

December 8, 2006

Securities and Exchange Commission
Branch of Filings and Reports	VIA EDGAR
450 Fifth Street N.W.
Washington, D.C. 20549

Re:                             GOLF GALAXY, INC.
Commission File No.: 000-51460
Preliminary Proxy Materials

On behalf of Golf Galaxy, Inc. (the “Company”), we are transmitting electronically via EDGAR a Schedule 14A Information cover page, with preliminary copies of the Company’s Notice of Special Meeting of Shareholders, Proxy Statement, Appendices and form of Proxy (collectively, “Proxy Materials”).

The filing fee of $23,634, computed pursuant to the Exchange Act Rules 14a-6(i)(a) and 0-11(c)(2), has been deposited directly into the SEC’s account at Mellon Bank.

Please acknowledge receipt of the Company’s filing by electronic confirmation.  If you should have any questions regarding these materials, please contact the undersigned at (612) 349-8790.

Very truly yours,

ROBINS, KAPLAN, MILLER & CIRESI L.L.P.

By —	/s/ Ryan G. Miest

Ryan G. Miest